Exhibit 1A-6M

Development Agreement #5

Between EB PREC and the Law Center

This Agreement will replace and include any unpaid amounts from Development Agreements #2-4 between the Law Center and East Bay Permanent Real Estate Cooperative (EB PREC).

Sustainable Economies Law Center agrees to pay EB PREC $750,000.00 by June 1, 2023. The Law Center also agrees to receive and hold additional funds as a fiscal sponsor for EB PREC, which EB PREC may periodically invoice the Law Center for if and when such funds are reasonably necessary for the continuation of the below-described work. As of February 28, 2023, the Law Center is holding an additional $3,162,361.83 for the purposes of developing EB PREC.

EB PREC agrees to use all funds received to do the following work, which advances the charitable and educational purposes of the Law Center:

•	Pilot and share learnings about the innovative 7th Street cooperative economic development project. This may include: acquisition, predevelopment, development, and managing properties along the 7th St. corridor, like Esther’s Orbit Room, and associated organizations and businesses (like Orbit Properties LLC); regranting to incubate partner organizations who align with our charitable purposes and are part of our cultural and economic programing along the corridor; hosting and facilitating community events and engagement along the corridor; partnering and collaborating with other businesses along the corridor like Mandela Grocery Cooperative and the Black Music Incubator Project, both informally, and/or through forming a merchants’ association; developing our own studies and project proposals for vacant or underutilized space along the corridor; and other related initiatives, all through the lens of revitalizing the local and Black economic and cultural vitality along what was once a thriving Black cultural and business district.
o	Continue development of the 7th Street Thrives implementation plan; in partnership with Bay Area LISC, and potentially help incubate a long-term stewardship organization for 7th St.

•	Educational work: EB PREC integrates public education throughout its work, from live-streaming project updates and details, to hosting workshops and webinars about property management, financial analysis, to training residential communities in cooperative ownership, and more. EB PREC hired a Co-ownership and Education Facilitator to develop and co-lead their educational activities. Upcoming projects include:

o	Launching a new curriculum series for community members to learn about how to participate in EB PREC Owner Groups and move community-led acquisitions forward.
o	Updating EB PREC’s resident ownership documents to be more templatized and easily used and shared across EB PREC and partner projects.

•	Community Organizing and Field Building: EB PREC mobilizes community and resources in many ways. On the ground, EB PREC organizes BIPOC residents in low income communities to join the cooperative as Members, to analyze and make offers on properties, to build out their visions and values, and to form Owner Groups within the cooperative and bring proposals to the community. EB PREC also educates and mobilizes philanthropists, non-profits, and foundations in support of EB PREC’s mission by engaging in 1-1 conversations, webinars, conferences, and otherwise. EB PREC engages deeply with other organizations through coalitions organized to pursue charitable purposes for the community, like the Oakland TOPA coalition, People’s Land and Housing Alliance, California Social Housing Coalition, New Economy Coalition, and Regional Tenant Organizing Network.
o	Black Economics Salon: In 2019, EB PREC launched the Black Economics Salon, a 6-month learning cohort bringing together 60 Oakland-based Black Arts & Small business practitioners. Through 12 community-led business planning sessions, a visionary strategy for a BART-accessible Black led cooperative cultural hub along West Oakland’s historic 7th Street Corridor was born. Beginning July 2023 EB PREC will relaunch a series of arts and business engagements with potential operators and collectives to operate mission-aligned businesses out of the commercial spaces within the Esther's Orbit Room Cultural Revival Project, possibly including a health food based restaurant, local coffee roaster and cafe, art stage and performance venue and local artist gallery.
o	Incubation: Support the incubation of BlacSpace Cooperative, who seeks to contribute to capacity building and back office for the Black arts ecosystem in Oakland, and the 7th St. historic Merchants Association, which seeks to function as the mutual aid based legacy sustaining steward for the 7th st. corridor.

•	CommUnity Grants Program: As Mutual Aid networks develop in our communities under Covid, we imagine EB PREC’s community of owners could strengthen the work through a structured community grants program, where community members could propose community-serving projects (like community garden-builds, trash pick-ups, barn-raising etc), and Community Owners could vote through a participatory budgeting process to distribute funds. Community Owners and other community members would participate in these funded projects. This will strengthen our community through the projects, while building relationships, collective decision-making, & collaboration skills. EB PREC's community grants program is being administered in partnership with the Marcus Foster Foundation, and will document the Artist’s processes and stories, as they implement their projects. EB PREC will build out a media platform to share the stories and projects as they develop.

•	General Operations: Many of the grants are for unrestricted general operating support for EB PREC. EB PREC staff time and overhead in the pursuit of our shared charitable purposes are acceptable uses of these funds.

•	Other projects: As EB PREC develops projects and engages its membership, other projects may emerge that continue to advance the charitable and educational purposes of the Law Center, and the mission of EB PREC, like new acquisitions and construction to create and preserve affordability, advocacy to assist communities in building their own sustainable sources of food, water, housing, energy, jobs, and other aspects of thriving communities. EB PREC is developing and improving its Owner Group process, and will be responsive to the proposals and initiatives brought by its members. EB PREC and the Law Center will meet at least quarterly and reassess what goals and projects will best advance this work.

Making direct expenditures to support this work: Rather than pay all funds to EB PREC, EB PREC and the Law Center may together decide that the Law Center should make direct expenditures in furtherance of the work, rather than pay EB PREC all funds. This might include paying the salary and benefits of Law Center employee Noni Session who works to support EB PREC’s development, under the fiscal sponsee, Collective Action and Land Liberation Institute.

Changing the use of funds: As a 501(c)(3) bound to serving charitable purposes, the Law Center retains the discretion to change the use of funds to ensure they are used for charitable purposes. If the Law Center anticipates changing the use of funds, it will give EB PREC as much notice as reasonably possible, and both parties will participate in up to 2 conversations or mediations if requested by the other party, with the goal of finding a resolution that adheres as closely as possibly to the original plan described above. The Law Center recognizes that a unilateral decision to change the use of funds could harm the community and undermine EB PREC’s good work, given the substantial effort and planning that has gone into the above work, so far. Thus, any decision to change the use of funds can only be made by the Law Center after notice and attempts to problem-solve, and after determining that there is no less disruptive ways to mitigate potential harms to the Law Center and its other fiscal sponsees from legal and financial liability arising from threats to the charitable purpose.

Sharing Progress Updates: The Law Center is obligated to monitor EB PREC activities enough to ensure the funds go toward work advancing charitable purposes. EB PREC will share periodic oral updates with the Law Center in regular meetings. EB PREC also agrees to either make public on its website details about its progress toward the above, or provide the Law Center with a report detailing such progress upon request. On the website or in the report, EB PREC will share its lessons learned, challenges, and successes, as such information will aid other communities in replicating the model.

Grant reports and tracking: EB PREC shall track all reporting deadlines and grant purpose and time restrictions, and draft all reports required by funders who are supporting this work, including: Chan Zuckerberg, Impact Assets, Surdna, Kresge, Hirsch, Hellman, Black Freedom Fund, Kresge Foundation, Hewlett Foundation, Tao Rising, CCI, Kataly, Surdna, San Francisco Foundation, and others.

Tracking of funding for maximum transparency and coordination going forward:

As the Law Center continues to receive funding for EB PREC, the Law Center will separately track income in a spreadsheet accessible to EB PREC. The Law Center will account for such income in its bookkeeping and will provide EB PREC-related financial statements on request, usually available one month after the close of a month. This will allow EB PREC to best manage and forecast its financial situation as informed by partnerships with the Law Center.

Managing undisbursed funds: EB PREC agrees that the Law Center may invest a portion of those funds into low-risk and mission-aligned institutions and/or financial products. Before making any such investments, the Law Center will consult EB PREC and EB PREC must agree to any investment decision. Any interest earned on invested funds will go to the Law Center. The Law Center will make its best effort to ensure that EB PREC’s liquidity needs are met by only investing funds that both parties reasonably believe will not be needed within 6-12 months of investment. However, should EB PREC request any invested funds sooner, EB PREC will pay any early withdrawal penalties. When EB PREC consents to each investment of funds held on their behalf, they also agree to accept any risks associated with that investment, such as the potential loss of funds not covered by NCUA or FDIC insurance.

Amending this agreement: This agreement may be amended by agreement of both parties.

The above is agreed to on behalf of EB PREC by:

/s/ Noni Session	Date:	5/25/23

Noni Session, Executive Director

The above is agreed to on behalf of the Law Center by:

/s/ Mwende Hinojosa	Date:	5/22/23

Mwende Hinojosa, Fiscal Sponsee Liaison & Director of Communications and Strategic Storytelling